

July 28, 2023

Dana Green
Chief Executive Officer
GlobalTech Corp
3550 Barron Way, Suite 13a
Reno, NV 89511

>   **Re: GlobalTech Corp**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2023**
>   **File No. 000-56482**

Dear Dana Green:

We have reviewed your filings and the July 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2022

Description of Business
General Information
Form and Year of Organization, page 4

1. We note your response to prior comment 5. Tell us why you did not include Omantel's CPS conversion in the "Total ordinary shares-post conversion" when calculating the percentage of shareholder control. That is, explain why you included Ferret's conversion of CPS into ordinary shares but did not include Omantel's potential ownership percentage. Please revise the computation of your ownership of WTL on a fully-diluted basis to include all of the potential voting rights, including those held by Omantel, for each of the periods presented. In this regard, it does not appear that you have substantive

control of more than 50% of the voting interest in WTL on a fully-diluted basis until you acquired the remaining 52,500 CPS of WTL from Oman Telecommunication Company on May 26, 2023.

Controls and Procedures, page 54

2. Given the fact that you have restated your previously issued financial statements due to errors, please tell us the impact, if any, the restatement has on your original conclusions regarding effectiveness of internal control over financial reporting and disclosure controls and procedures. Tell us what consideration was given to disclosing whether these restatements were indicative of any additional material weakness in your internal control over financial reporting, and, if so, management's current plans, if any, or actions already undertaken, for remediating any such the material weakness. Refer to Item 308(a)(3) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

3. The audit report indicates the date of the report is July 10, 2023, except for the effects of the restatement described in Note 2 of the Notes to the consolidated financial statements as to which the date is March 31, 2023. Please tell us, and revise if true, if the date of the report is March 30, 2023, as previously indicated in the initial filing of your Form 10-K, except for Note 2 as to which the date is July 10, 2023.

Notes to Consolidated Financial Statements
Note 2. Basis of Preparation of Consolidated Financial Statements
Restatement of Prior Balances, page F-13

4. Please revise to disclose the effect of the correction of the errors on all of the financial statement line items impacted as well as on earnings per share. Refer to ASC 250-10-50-7.

Note 3. Acquisitions, page F-16

5. We note your response to prior comment 7, which appears to relate to the issue raised in prior comment 9. Please provide a comprehensive accounting analysis to support why you believe these transactions should be accounted for as transactions between entities under common control that results in a change in reporting entity similar to a pooling-of-interest per ASC 805-50-05-5 and ASC 805-50-45. We note that you provided WHI's ownership structure before and after the transactions, but please also provide each of the shareholders' ownership interests in WSL and Ferret Consulting before the transactions.

Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2023

Consolidated Balance Sheets, page 4

6. We note that the balance sheet as of March 31, 2023, has been restated. Please revise to

label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

Notes to Consolidated Financial Statements
Note 6. Accounts Receivable - Net, page 16

7. We note that you recognized no additional provision for expected credit losses in 2023, yet your accounts receivable and days sales outstanding have increased significantly, while revenue declined. Please explain the factors that influenced management's current estimate of expected credit losses. Refer to ASC 326-20-50-11.

Controls and Procedures, page 42

8. We note the disclosure of your conclusion as to the effectiveness of disclosure controls and procedures in response to prior comment 4. Please tell us how management determined that your disclosure controls and procedures were effective despite the material weakness in your internal controls over financial reporting. Also explain the changes that were made since your assessment as of December 31, 2022, that your disclosure controls and procedures were not effective.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Neahusan